U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On March 31, 2023, the Registrant issued a press release reporting that it has entered into a securities purchase agreement with certain institutional investors to purchase $3 million of its American Depositary Shares (“ADSs”), pre-funded warrants to purchase ADSs and warrants to purchase ADSs in a registered direct offering. The Registrant intends to use the net proceeds from the sale of the securities for the advancement of its research and development activities, working capital and general corporate purposes.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated March 31, 2023

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.

	By:	/s/Haohan Xu
	Name:	Haohan Xu
	Title:	Co-Chief Executive Officer

Dated: March 31, 2023

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